UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

20 North Audley Street

London, W1K 6LX

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

On March 7, 2023, Virax Biolabs Group Limited issued a press release announcing that it has entered into an agreement for the distribution of an Avian Influenza A Virus (“AIV”) real-time PCR test kit to markets accepting the CE mark, namely the European Union. The test kit is for the detection and differentiation of ribonucleic acid from AIV and the H5, H7 and H9 subtypes, including the H5N1 strain currently spreading in Europe.

A copy of the press release dated March 7, 2023 is included as Exhibit 99.1 to this report.

Exhibits

Exhibit No	Description

99.1	Press Release dated March 7, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	March 7, 2023	By:	/s/ James Foster
James Foster, Chief Executive Officer